SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August, 2018

Commission File Number: 001-37668

FERROGLOBE PLC
(Name of Registrant)

2nd Floor West Wing, Lansdowne House
57 Berkeley Square
London, W1J 6ER
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page

• Press release dated August 21, 2018

Ferroglobe PLC Announces Share Repurchase Program

LONDON, Aug. 21, 2018 –Ferroglobe PLC (NASDAQ:GSM) ("Ferroglobe" or the "Company"), the global leader in the production of silicon metal and a leading producer of silicon- and manganese-based specialty alloys, announced today that its Board of Directors has authorized the repurchase of up to $20 million of the Company's ordinary shares in the period ending December 31, 2018.

"The Board of Directors believes that Ferroglobe's recently prevailing share prices do not reflect the Company's long-term intrinsic value, and that authorizing a share repurchase program is appropriate in light of our confidence in the business and its outlook.  We consider our shares to offer an attractive investment opportunity.  The allocation of funds to the buy-back will be balanced with our commitment to continue deleveraging the Company and with other value enhancing opportunities as they arise," said Javier López Madrid, Ferroglobe's Executive Chairman.
The Company has entered into Rule 10b5-1 repurchase plans with appointed brokers under which the Company will undertake purchases of its ordinary shares acquired by the brokers on the NASDAQ Global Select Market and through other permitted channels. The amount and timing of the share repurchases are subject to a number of factors, including Ferroglobe's share price and trading volumes.
Share repurchases under the program may be made through a variety of methods and the program does not oblige the Company to repurchase any specific number of shares. Save as required by applicable regulation, the program may be amended, suspended or discontinued by the Board of Directors at any time.
The Company intends to fund the repurchase program using existing cash and the proceeds of cash generating initiatives previously announced.
About Ferroglobe

Ferroglobe PLC is one of the world's leading suppliers of silicon metal, silicon-based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company's future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as "anticipate", "believe", "could", "estimate", "expect", "forecast", "guidance", "intends", "likely", "may", "plan", "potential", "predicts", "seek", "will" and  words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe's actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company's control.

Forward-looking financial information and other metrics presented herein represent the Company's goals and are not intended as guidance or projections for the periods presented herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

* * *

INVESTOR CONTACT:

Phillip Murnane: +44 (0) 203 129 2265, +44 (0) 7771 544 988
Chief Financial Officer
Email: phillip.murnane@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2018

FERROGLOBE PLC

By:	Phillip Murnane
Name: Phillip Murnane
Title: Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)